JOHN BEAN TECHNOLOGIES CORPORATION
70 West Madison Street
Suite 4400
Chicago, IL 60602

July 11, 2024

Eyrir Invest hf.
Skólavörðustígur 13
101 Reykjavik, Iceland

Reference is made to that certain Transaction Agreement, dated as of April 4, 2024, by and among John Bean Technologies Europe B.V., a Dutch private limited liability company, John Bean Technologies Corporation, a Delaware corporation ("JBT"), and Marel hf., an Icelandic corporation ("Marel") (the "Transaction Agreement"), and the transactions contemplated thereby (including the Tender Offer, as such term is defined therein).

Eyrir Invest hf ("Eyrir") hereby confirms the following: (1) Eyrir owns 190,366,838 Marel shares as of the date hereof and has the sole right to tender all such shares in connection with the Tender Offer free and clear of any liens, subject to required consents from the existing lenders and stockholders of Eyrir that are listed in Schedule A hereto, (2) JBT will be Eyrir's exclusive counterparty with regards to any Transfer of Eyrir's shares in Marel until the earlier of (i) completion of the Tender Offer and (ii) termination of the Transaction Agreement in accordance with its terms, subject to Eyrir's right to accept any unsolicited Company Superior Proposal (as such term is defined in the Transaction Agreement) in accordance with Icelandic law, (3) Eyrir will not Transfer any of its shares in Marel to a third party, except for its obligation to tender all of its shares of Marel into the Tender Offer, as required pursuant to the terms of the Irrevocable Undertaking entered into by Marel on November 19, 2023, until the earlier of (i) completion of the Tender Offer and (ii) termination of the Transaction Agreement in accordance with its terms, subject to Eyrir's right to accept any unsolicited Company Superior Proposal in accordance with Icelandic law, (4) with respect to all of the Marel shares held by Eyrir and its affiliates, Eyrir will elect the option in the Tender Offer to receive 0.0265 newly and validly issued, fully paid and non-assessable shares of JBT's common stock, par value $0.01 per share (the "JBT Shares"), and EUR 1.26 in cash per Marel share, and (5) Eyrir has full legal and corporate authority to enter into this agreement and does not require any third party consent in connection therewith other than required consents from the existing lenders and stockholders of Eyrir that are listed in Schedule A hereto.

In consideration of the foregoing, JBT hereby agrees to reimburse Eyrir for its reasonable and documented out-of-pocket legal fees, as well as its regulatory filings fees incurred in connection with the transactions contemplated by the Transaction Agreement, subject to a maximum aggregate cap of $105,000. To the extent reasonably requested for Eyrir to sell the JBT Shares received by Eyrir in the Tender Offer (the "Eyrir Shares"), Eyrir shall be entitled to (a) two demand registration rights and (b) unlimited shelf and piggy back registration rights on registered offerings of JBT Shares by JBT for its own account; provided, that, Eyrir will not have registration rights when the Eyrir Shares may be sold under Rule 144 under the Securities Act without any restrictions on volume or manner of sale. Any expenses of Eyrir in connection with the registration rights described in the preceding sentence will be payable by JBT, including the legal costs of one professional firm appointed to act on behalf of Eyrir, subject to a maximum cap of $25,000. Notwithstanding the foregoing, the Company will not be obligated to facilitate the underwriters of an underwritten offering proposed by Eyrir.

For purposes of this letter, "Transfer" means any direct or indirect transfer, sale, takeover, assignment, pledge, encumbrance, hypothecation, grant of a security interest in, gift, distribution or other disposal of all or any portion of Eyrir's shares in Marel, by operation of law or otherwise.

This letter is governed by Icelandic law and subject to the exclusive jurisdiction of the Icelandic courts.

Please confirm Eyrir's agreement with the foregoing by having a duly authorized officer of Eyrir sign and return one copy of this letter agreement to the undersigned, whereupon this letter agreement shall become a binding agreement between Eyrir and JBT.

Very truly yours,

**JOHN BEAN TECHNOLOGIES CORPORATION**

By: */s/ Brian Deck*

Name: Brian Deck
Title: CEO and President

CONFIRMED AND AGREED
as of the date written above:

**EYRIR INVEST HF.**

By: */s/ Signý Sif Sigurðardóttir*

Name: Signý Sif Sigurðardóttir
Title: CEO